================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                   (MARK ONE)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM           TO
                                           ---------    --------

                          COMMISSION FILE NUMBER 1-8514

           A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                            SMITH INTERNATIONAL, INC.
                             401(k) RETIREMENT PLAN

           B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                      411 N. SAM HOUSTON PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77060


================================================================================

The following financial statements and exhibits are filed as a part of this annual report:


                                                                                                        Sequentially
                                                                                                          Numbered
                                                                                                            Page
                                                                                                        ------------
Index to Financial Statements and Supplementary Information:

   Independent Auditors' Report                                                                                3

   Copy of Prior Year's Report of Independent Public Accountants*                                              4

 Financial Statements:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2001 and 2000                                                                          5

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Year Ended December 31, 2001                                                        6

   Notes to Financial Statements                                                                               7

Supplemental Schedule:

   Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2001                       12

   Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

Exhibits:

   23.1 - Independent Auditors' Consent                                                                       15
   23.2 - Independent Auditors' Consent                                                                       16

------------

* - As allowed under the provisions of Rule 2-02(e) of Regulation S-X, the Company has included a copy of Arthur Andersen's most recent signed and dated report to satisfy the filing requirements.

INDEPENDENT AUDITORS' REPORT



To the Administrative Committee of
the Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP


Houston, Texas
June 28, 2002

The Company dismissed Arthur Andersen LLP on April 15, 2002 and subsequently engaged Deloitte & Touche LLP as its independent auditors. The predecessor auditor's report appearing below is a copy of Arthur Andersen's previously issued opinion dated June 20, 2001. Arthur Andersen has advised the Company in writing that key engagement members have resigned from the firm prior to the date of this filing and, based upon specific advice from the Securities and Exchange Commission, their firm is therefore precluded from manually signing previously issued audit opinions relating to Smith International, Inc. Since the Company is unable to obtain a manually signed audit report, a copy of Arthur Andersen's most recent signed and dated report has been included to satisfy filing requirements, as permitted under Rule 2-02(e) of Regulation S-X.


COPY OF PRIOR YEAR'S REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of
the Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN  LLP


Houston, Texas
June 20, 2001

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000



                                                2001               2000
                                           --------------     --------------
ASSETS:
   Investments, at fair value              $  200,442,428     $  190,806,049
   Receivables-
     Company contribution                       6,107,943          7,318,600
     Participant contribution                     413,650            338,162
                                           --------------     --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $  206,964,021     $  198,462,811
                                           ==============     ==============



   The accompanying notes are an integral part of these financial statements.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001



NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2000                $ 198,462,811
                                                                           -------------

ADDITIONS:
   Income (loss)-
     Interest and dividend income                                              6,469,917
     Net depreciation in fair value of Company common stock                   (6,667,757)
     Net depreciation in fair value of registered investment companies       (12,510,068)
                                                                           -------------

                                        Total loss                           (12,707,908)
                                                                           -------------

   Contributions-
     Company, net of forfeitures                                              14,010,404
     Participant                                                              13,144,919
     Rollover                                                                  1,621,582
                                                                           -------------

                                        Total contributions                   28,776,905
                                                                           -------------

   Transfer from other plan (Note 3)                                           3,841,554
                                                                           -------------

                                        Total additions                       19,910,551
                                                                           -------------

DEDUCTIONS:
   Benefits paid to participants                                              11,230,367
   Administrative expenses                                                       178,974
                                                                           -------------

                                        Total deductions                      11,409,341
                                                                           -------------

NET ADDITIONS TO NET ASSETS AVAILABLE FOR PLAN BENEFITS                        8,501,210
                                                                           -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2001                $ 206,964,021
                                                                           =============


    The accompanying notes are an integral part of this financial statement.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The following description of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times. Effective December 1, 2001, the Plan was amended and restated to incorporate all prior Plan amendments and to conform with current law changes.

General and Eligibility

The Plan is a defined contribution plan of Smith International, Inc. ("Smith" or the "Company"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of such eligible employees' commencement date or the date on which such employees attain the age of 18.

Plan Administrator and Trustee

The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of participants of the Plan. Vanguard Fiduciary Trust Company ("Vanguard Trust" or the "Trustee") is the trustee of all investments held by the Plan.

Contributions

The Plan allows participants to contribute up to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants' contributions were taxed prior to being contributed to the Plan. The Company contributes to the account of each participant in the Plan between 2 percent and 6 percent of each participant's compensation based upon the age of the participant (the "Company Retirement Contributions"). The Company will, in addition to the Company Retirement Contributions, make mandatory matching contributions (the "Company Matching Contribution") up to 1.5 percent of the participants' compensation. Discretionary contributions (the "Company Discretionary Contribution") in excess of the 1.5 percent may be made at the discretion of the Company's board of directors to the accounts of participants who are employed by the Company at the end of the Plan year. Effective January 1, 2001, the Plan was amended to include a provision under which the Company may, at its discretion, contribute to the accounts of participants employed on the last day of February, an amount equal to the Company Discretionary Contribution that would have been contributed for the immediately preceding Plan year had the participant's allocation not been limited under the Internal Revenue Code of 1986, as amended (the "Code").

Vesting

Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings.

The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between M-I L.L.C., a majority-owned subsidiary of the Company, and Smith.

In connection with the purchase of certain business assets by the Company from Van Leeuwen Pipe and Tube Corporation ("VLPT") on January 31, 2001, the Plan was amended to give past service credit to certain employees formerly employed by VLPT who became employees of the Company as of February 1, 2001. This past service will include the period of such individual's employment with VLPT through January 31, 2001.

In connection with the purchase of Star Tool Company ("Star") on July 3, 2001, the Plan was amended to give past service credit to certain employees formerly employed by Star who became employees of the Company and became eligible to participate in the Plan effective July 3, 2001.

Compensation

Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

Investment Options

Participants have the option of investing their contributions and the Company's Retirement, Matching and Discretionary Contributions among one or all of the seven registered investment companies offered by the Vanguard Group of Investment Companies (the "Vanguard Group") and the Company's common stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time.

Administrative Expenses

The Plan is responsible for its administrative expenses. During 2001, administrative expenses were paid from forfeitures of the Plan.

Priorities Upon Plan Termination

The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

Loans

The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus 1 percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. Participants can withdraw their contributions made prior to July 1, 1983, in cash without being suspended from making additional contributions to the Plan.

Upon termination of employment with the Company, any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 2001, forfeitures of $630,000 and $178,974 were used to reduce the Company's contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2001 and 2000, totaled $11,854 and $39,254, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Plan investments are stated at fair value, as determined by the Trustee primarily by reference to published market data.

Investment Income

Net depreciation in fair value of registered investment companies and net depreciation in fair value of Company common stock in the statement of changes in net assets available for plan benefits include realized gains or losses on the sale of the investments and unrealized appreciation or depreciation in the fair value of the investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3. TRANSFER FROM OTHER PLAN:

In connection with the termination of the Wilson Industries, Inc. Pension Plan (the "Wilson Plan"), assets remaining in the Wilson Plan, following satisfaction of all benefit liabilities, of $1,319,006 were transferred to the Plan during October 2000. Accordingly, the Plan was amended such that the transferred assets and earnings thereon were to be held in an account to be utilized over a maximum seven-year period to reduce future Company contributions to the Plan. These assets and earnings thereon were utilized to reduce the Company's contributions during 2001 in the amount of $322,627. During 2000, $1,010,234 was used to reduce the Company's contributions.

The Company acquired all of the outstanding stock of Texas Mill Supply and Manufacturing, Inc. ("Texas Mill") on January 15, 2000. Certain former employees of Texas Mill were given prior service credit for employment under Texas Mill and became eligible to participate in the Plan effective January 1, 2001. In addition, certain assets of the Texas Mill-sponsored 401(k) plan were merged into the Plan during 2001.

4. FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on March 5, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. A request for a new determination letter was submitted on February 28, 2002. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in registered investment companies and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6. PARTY-IN-INTEREST TRANSACTIONS:

The Plan invests in shares of common stock of the Company. As the Company is the Plan's administrator and sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment companies managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

7. INVESTMENTS:

Individual investments which exceed 5 percent of net assets available for Plan benefits as of December 31, are as follows:

                                                      2001             2000
                                                  ------------     ------------
Smith International, Inc., common stock           $ 29,909,362     $ 29,370,505
Vanguard Index 500 Portfolio Fund                   23,887,446       24,075,645
Vanguard Prime Money Market Fund                    38,337,892       34,158,670
Vanguard PRIMECAP Fund                              40,373,354       45,600,756
Vanguard Wellington Fund                            32,095,206       25,760,792
Vanguard Windsor Fund                               15,907,408       12,810,181

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2001



           Identity of Issue                         Description of Investment                  Cost       Current Value
---------------------------------          ---------------------------------------------        ----       -------------
Smith International, Inc.*                  Smith International, Inc., common stock              (a)   $       29,909,362
Vanguard Group of                                                                                (a)
   Investment Companies*                    Vanguard Index 500 Portfolio Fund                                  23,887,446
Vanguard Group of                                                                                (a)
   Investment Companies*                    Vanguard International Growth Fund                                  4,907,828
Vanguard Group of                                                                                (a)
   Investment Companies*                    Vanguard Long-Term Corporate Fund                                   4,799,352
Vanguard Group of                                                                                (a)
   Investment Companies*                    Vanguard Prime Money Market Fund                                   38,337,892
Vanguard Group of                                                                                (a)
   Investment Companies*                    Vanguard PRIMECAP Fund                                             40,373,354
Vanguard Group of                                                                                (a)
   Investment Companies*                    Vanguard Wellington Fund                                           32,095,206
Vanguard Group of                                                                                (a)
   Investment Companies*                    Vanguard Windsor Fund                                              15,907,408
Vanguard Group of                           Vanguard Brokerage (includes investments             (a)
   Investment companies*                        in various common stocks and mutual
                                                funds)                                                            459,109
The Plan*                                   Participant loans (highest and lowest interest       (a)
                                               rates are 11.50% and 5.75%, respectively)                        9,765,471
                                                                                                       ------------------

                                   Total investments                                                   $      200,442,428
                                                                                                       ==================




* Indicates a party in interest to the Plan.
(a) Cost omitted for participant-directed investments.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  July 1, 2002



                                       SMITH INTERNATIONAL, INC.
                                       401(k) RETIREMENT PLAN


                                       By:     Administrative Committee for
                                               the Smith International, Inc.
                                               401(k) Retirement Plan

                                       By:     /s/ Neal S. Sutton
                                               Neal S. Sutton, Member

                                       By:     /s/ Geri D. Wilde
                                               Geri D. Wilde, Member

                                INDEX TO EXHIBITS


     EXHIBIT
      NUMBER               DESCRIPTION
     -------               -----------
       23.1                Independent Auditors' Consent
       23.2                Independent Auditors' Consent